Exhibit 99.2

FOR IMMEDIATE RELEASE

uniQure Announces Webcast to Discuss Bristol-Myers Squibb Collaboration

Amsterdam, the Netherlands, April 6, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced that at 8:30 EDT/14:30 CET today April 6, 2015, the Company will host a live webcast presentation and conference call to discuss the collaboration with Bristol-Myers Squibb Company (NYSE:BMY).  The announcement of the agreement and the details of the partnership can be accessed through this link: http://investor.bms.com/investors/news-and-events/press-releases/default.aspx.

The webcast, including a slide presentation, can be accessed through this link: http://edge.media-server.com/m/p/2nphw7ux or by accessing the link displayed in the “Events” section on the “Media” page of the uniQure website at http://www.uniqure.com/news/calendar-of-events/ or by dialling one of the numbers listed below five minutes prior to the start of the call and providing the confirmation code: 3331686.

Local - London, United Kingdom:	+44(0)20 3427 1910
Local - New York, United States of America:	+1 646 254 3363
Local - Berlin, Germany:	+49(0)30 3001 90540
Local - Amsterdam, Netherlands:	+31(0)20 716 8256
Local - Geneva, Switzerland:	+41(0)22 567 5431
Local - Milan, Italy:	+3902 3859 1420
Local - Vienna, Austria:	+43(0)1 25302 1758
Local - Madrid, Spain:	+3491 114 6581
Local - Luxembourg:	+352342 080 8570
Local - Copenhagen, Denmark:	+4532 71 16 60
Local - Paris, France:	+33(0)1 76 77 22 22

A replay of the webcast/call will be available on uniQure’s website shortly after the conclusion of the call and will be archived on the uniQure website for at least 30 days following the webcast/call.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD. www.uniQure.com

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 240 6000

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com